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                                                                      Exhibit 12


                                                                                                                          Pro Forma
                                                         Year Ended                  Pro Forma    Three Months Ended     as Adjusted
                                                        December 31,                as Adjusted   March 31,   March 31,   March 31,
                                           1997       1998        1999       2000       2000        2000        2001         2001
                                         --------   --------    --------   --------   --------    --------    --------     --------
Pre-tax income (loss) from
continuing operations before
adjustment for minority interests in
consolidated subsidiaries or income
or loss from equity investees (A)          3,255    (16,482)       (819)    26,082     31,049       6,465      11,441       12,290
                                        ========   ========    ========   ========   ========    ========    ========     ========
Fixed charges:
Interest expense and amortization of
debt discount and premium on all
indebtedness                                 183      5,382      21,461     36,126     31,102       8,847       8,016        7,148

Rentals:
Buildings - 33%                              450      2,865       8,899     18,394     18,394       4,437       4,752        4,752

Office and other equipment - 33%              74      1,094       3,428      4,516      4,516       1,007       1,260        1,260

Preferred stock dividend
requirements of consolidated
subsidiaries (A)                             445      2,515      13,874     16,110          0       3,528       3,780            0
                                        --------   --------    --------   --------   --------    --------    --------     --------
Total fixed charges                        1,152     11,856      47,662     75,146     54,012      17,819      17,808       13,160
                                        ========   ========    ========   ========   ========    ========    ========     ========
Pre-tax income (loss) from
continuing operations before
adjustment for minority interests in
consolidated subsidiaries or income
or loss from equity investees plus
fixed charges, less preferred stock
dividend requirements of
consolidated subsidiaries                  3,962     (7,141)     32,969     85,118     85,061      20,756      25,469       25,450
                                        ========   ========    ========   ========   ========    ========    ========     ========
Ratio of earnings to fixed charges         3,440   (B)(C)      (B)(C)         1.13       1.57        1.16        1.43         1.93
                                        ========   ========    ========   ========   ========    ========    ========     ========

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(A)   The preferred stock dividend requirements of consolidated subsidiaries is included in fixed charges (i.e., the denominator of the ratio calculation) but excluded from the numerator of the ratio calculation because such amount was not deducted in arriving at the pre-tax income (loss) from continuing operations, as defined.

(B) Due to the Company's losses in 1998 and 1999, the ratio coverage was less than 1:1. The Company would have had to generate additional earnings of approximately $19.0 million and $14.7 million in 1998 and 1999, respectively, to achieve a coverage ratio of 1:1.

(C) Included in earnings for 1998 and 1999 were special charges of $10.2 million and $5.2 million, respectively, relating to asset impairments and litigation settlement costs. If such charges were not taken the Company would have needed to generate additional earnings of $8.8 million and $9.5 in 1998 and 1999, respectively, to achieve a coverage of 1:1.